NO ACT

PO
12-20-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12025123

DIVISION OF
CORPORATION FINANCE

January 4, 2012

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-4-12

Re: General Dynamics Corporation
Incoming letter dated December 20, 2011

Dear Mr. Dye:

This is in response to your letter dated December 20, 2011 concerning the shareholder proposal submitted to General Dynamics by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

January 4, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Dynamics Corporation
Incoming letter dated December 20, 2011

The proposal requests that the board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years General Dynamics' audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that General Dynamics may exclude the proposal under rule 14a-8(i)(7), as relating to General Dynamics' ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of General Dynamics' independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if General Dynamics omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	Bahn, C. Alex [alex.bahn@hoganlovells.com]
Sent:	Tuesday, December 20, 2011 1:24 PM
To:	shareholderproposals
Cc:	L. Neal Wheeler (nwheeler@generaldynamics.com); Dye, Alan L.
Subject:	General Dynamics - No-Action Request (Carpenters)
Attachments:	General Dynamics - No-Action Request (Carpenters).pdf
Importance:	High

On behalf of General Dynamics, please find attached a request for no-action in connection with a shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund.

Please call Alan Dye (202-637-5737) or Alex Bahn (202-637-6832) with any questions.

Best Regards,

Alex Bahn

Under applicable U.S. Treasury Regulations we are required to inform you that any advice contained in this email or any attachment hereto is not intended or written to be used, and cannot be used, either (i) to avoid penalties imposed under the Internal Revenue Code, or (ii) for promoting, marketing, or recommending to another party any tax-related matter addressed herein.

C. Alex Bahn
Attorney at Law

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Tel: +1 202 637 5600
Direct: +1 202 637 6832
Fax: +1 202 637 5910
Email: alex.bahn@hoganlovells.com
www.hoganlovells.com



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(7)

December 20, 2011

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **General Dynamics Corporation – Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund**

Ladies and Gentlemen:

On behalf of General Dynamics Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2012 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"). We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2012 proxy materials in reliance on Rule 14a-8(i)(7).

A copy of the Proposal, together with related correspondence received from the Proponent, is attached as Exhibit 1.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are simultaneously being sent to the Proponent.

The Company currently intends to file definitive copies of its proxy materials with the Commission on or about March 16, 2012.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"**Be it Resolved**: That the shareholders of General Dynamics Corporation ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy."

BASIS FOR EXCLUSION

The Company believes that the Proposal is excludable from the Company's proxy materials under Rule 14a-8(i)(7), which permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." See Release No. 34-40018 (May 21, 1998).

The means by which the Company's Audit Committee selects the independent auditor is not a matter that is appropriate for shareholder action at an annual meeting. The selection of the Company's independent auditor involves routine, day-to-day matters that arise in the ordinary course of business. The Company's selection of its outside auditor, and the frequency with which it changes its outside auditor, are among the many ordinary, non-controversial decisions that management and the board of directors make on a daily basis. To conduct its business, the Company must select a variety of professional advisers, including (in addition to its independent auditor) law firms, tax advisers, investment bankers, financial advisers and consultants. The Company's selection and replacement of the professionals it engages, like the Company's selection and replacement of its employees, is a fundamental and routine matter that falls squarely within the Company's ordinary business operations.

Moreover, shareholders, as a group, are not well-positioned to make an informed judgment about the desirability or timing of replacing the Company's independent auditor. Rather, the Audit Committee is the body best suited to discharge those responsibilities. The Audit Committee is comprised of individuals who the Company's Board has determined have particular expertise in financial matters, two of whom are considered "audit committee financial experts" as defined in Item 407(d)(5) of Regulation S-K. Accordingly, the members of the Audit Committee have special expertise, not possessed by the vast majority of shareholders, to evaluate the appropriateness of the engagement of the Company's independent auditor. Further, in accordance with the rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act, the Audit Committee's charter provides that the Committee has the "sole authority to retain and terminate the [Company's] independent auditors" as well as the "responsibility for the compensation and oversight of the work of the independent auditors."

The Audit Committee's determination of the firm that is best qualified to serve as the Company's independent auditor involves the consideration of numerous factors that shareholders are not in a position to assess adequately on behalf of the Company. Factors such as the reputation, skill, experience, expertise and integrity of the firm, the firm's independence from the Company, the geographic and industry capabilities of the firm, the firm's knowledge of the Company's business and that of its competitors, the availability of suitable alternatives, and other Company-specific factors are just some of the many considerations taken into account by the Audit Committee. The Proposal seeks to impose constraints on the Audit Committee's ability to evaluate and select the appropriate firm by requiring the Company to engage a new independent auditor at least every seven years, even if the Audit Committee determines that a change in the independent auditor would not be in the Company's best interests.

The staff consistently has viewed shareholder proposals concerning the selection and engagement of a company's independent auditor as relating to ordinary business matters and therefore as being excludable under Rule 14a-8(i)(7). In two recent no-action letters, the staff permitted exclusion of a shareholder proposal that was virtually identical to the Proposal, and which was submitted by the Proponent. See *Hewlett-Packard Co.* (November 18, 2011) and *Deere & Co.* (November 18, 2011). The staff noted in those letters that the proposal, by limiting the term of engagement of the independent auditor, implicated the company's ordinary business operations. The staff further stated that "proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)."

The *Hewlett-Packard* and *Deere* letters are consistent with the staff's long history of allowing exclusion under Rule 14a-8(i)(7) of proposals seeking rotation of, or limitations on the term of engagement of, a company's independent auditor. See *J.P. Morgan Chase & Co.* (March 5, 2010) (allowing exclusion of proposal seeking limitation of the engagement of the independent auditor to five years); *Masco Corp.* (January 13, 2010) (same); *Masco Corp.* (November 14, 2008) (same); *Masco Corp.* (February 26, 2008) (same); *El Paso Corp.* (February 23, 2005) (allowing exclusion of proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years); *Kimberly-Clark Corp.* (December 21, 2004) (allowing exclusion of proposal requesting that the board take the necessary steps to ensure that the company will rotate its auditing firm every five years); *Kohl's Corp.* (January 27, 2004) (allowing exclusion of proposal requesting that the board adopt a policy of selecting a new independent auditor at least every ten years); *The Allstate Corp.* (February 5, 2003) (allowing exclusion of proposal requesting that the board initiate processes to amend the company's governance documents to provide for the engagement of a new independent auditor every four years); *Bank of America Corp.* (January 2, 2003) (same); *WGL Holdings, Inc.* (December 6, 2002) (allowing exclusion of proposal requesting that the board adopt a policy of selecting a new independent auditor at least every five years); *Transamerica Corp.* (March 8, 1996) (allowing exclusion of proposal requesting rotation of the independent auditor every four years); and *Mobil Corp.* (January 3, 1986) (allowing exclusion of proposal requiring the rotation of independent auditor at least every five years).

In each of the letters cited above, the staff permitted exclusion of proposals seeking to govern the manner in which a company's independent auditor is selected. The Proposal seeks to do precisely the same thing.

CONCLUSION

For the reasons set forth above, we believe the Proposal relates to the Company's ordinary business operations and therefore may be excluded under Rule 14a-8(i)(7). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

In accordance with Staff Legal Bulletin 14F, Part F (October 18, 2011), please send your response to this letter to me by e-mail at alan.dye@hoganlovells.com. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,



Alan L. Dye

cc: Gregory S. Gallopoulos
General Dynamics Corporation
Edward J. Durkin
United Brotherhood of Carpenters Pension Fund

Enclosures

Exhibit 1

Copy of the Proposal and Correspondence

Ned


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Tuesday, November 15, 2011

■TO
Gregory S. Gallopoulos
Corporate Secretary
General Dynamics Corporation

■SUBJECT
Carpenter Pension Fund Shareholder Proposal

■FAX NUMBER
703-876-3248

■FROM
Ed Durkin

■NUMBER OF PAGES (Including This Cover Sheet)
4

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 703-876-3248]

November 15, 2011

Gregory S. Gallopoulos
Corporate Secretary
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, VA 22042-4513

Dear Mr. Gallopoulos:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Dynamics Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to audit firm rotation, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 4,738 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of General Dynamics Corporation ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Research on the terms of engagement between audit firms and client corporations indicates that at the largest 500 companies long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, General Dynamics Corporation has paid its audit firm, KPMG LLP, a total of $139,204,536 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years, thereby limiting long-term client-audit firm relationships that may compromise audit firm independence.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 703-876-3248]

November 21, 2011

Gregory S. Gallopoulos
Corporate Secretary
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, VA 22042-4513

Re: Shareholder Proposal Record Letter

Dear Mr. Gallopoulos:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 4,738 shares of General Dynamics Corporation common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

```
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```

Job : 147
Date: 1/9/2012
Time: 12:57:27 PM

Weiss, Carol

From: Mackintosh, Heather
Sent: Monday, January 09, 2012 11:26 AM
To: Weiss, Carol
Subject: RE: Corrresp and NT 10-Q 3/31/11 filed by Hitor

Create another PAC with a File Data Ajustment.

Heather Mackintosh
Acting Office Chief
Corporation Finance Office of Information Technology (CFIT)
Securities and Exchange Commission

From: Weiss, Carol
Sent: Monday, January 09, 2012 11:25 AM
To: Mackintosh, Heather
Subject: RE: Corrresp and NT 10-Q 3/31/11 filed by Hitor

Heather,
Please let me know what I should do with my third point highlighted in yellow. Please scroll down.
Thanks
Carol

From: Mackintosh, Heather
Sent: Monday, January 09, 2012 10:21 AM
To: Weiss, Carol
Subject: RE: Corrresp and NT 10-Q 3/31/11 filed by Hitor

Carol,

Can you forward me the email of what they requested?

Heather Mackintosh
Acting Office Chief
Corporation Finance Office of Information Technology (CFIT)
Securities and Exchange Commission

From: Weiss, Carol
Sent: Monday, January 09, 2012 8:28 AM

To: Mackintosh, Heather
Subject: RE: Corrresp and NT 10-Q 3/31/11 filed by Hitor

Heather,

The request only refers to film numbers which does not appear to correlate with accession numbers. Should I have them revise their request to include accession numbers or do you feel comfortable deleting filings based on dates and form types? It does appear that film numbers supplied by the Registrant correlate to DCN numbers on EDGAR, so that again may be enough identification for you to delete records.

This request is to delete filings that are over eight months old because they are for the most part duplicates with the incorrect header. To the best of my knowledge we have never deleted duplicate filings and especially ones that old. We also generally do not delete incorrect header filings.

The registrant is also asking you to backdate a filing that is now being filed to a date eight months back. Again to the best of my knowledge we have never back dated a Form, 8 months back. Generally we would ask the registrant if the filing being backdated is exactly the same disclosure as the filing that was deleted and if not exactly what is the difference. Should we ask that request? To investors, it may seem inappropriate for the SEC to delete filings over 8 months old and then replace these filings with possibly different disclosure.

I also noted that according to EDGAR the Registrant is a market cap 2 company.

Carol

From: Mackintosh, Heather
Sent: Friday, January 06, 2012 3:32 PM
To: Weiss, Carol
Subject: FW: Corrresp and NT 10-Q 3/31/11 filed by Hitor

Carol,

I will approve the Hitor Group fiasco.

Heather Mackintosh
Acting Office Chief
Corporation Finance Office of Information Technology (CFIT)
Securities and Exchange Commission

From: James, Martin
Sent: Friday, January 06, 2012 3:04 PM
To: Mackintosh, Heather
Cc: Tillan, Kaitlin
Subject: RE: Corrresp and NT 10-Q 3/31/11 filed by Hitor

Heather: Hitor Group filed the notification on EDGAR. Carol Weiss picked it up for processing and called Kate to say it would likely be denied. However, I explained to Carol that this was pre-approved by Mark and Barry after discussing it with you. I asked her to check in with you. Please let us know if we in AD10 or the registrant needs to do anything else.

I will be out of the office next week but Kate can help, especially in reaching out to the company.

Many Thanks....

From: Mackintosh, Heather
Sent: Wednesday, January 04, 2012 8:56 AM
To: James, Martin
Subject: RE: Corrresp and NT 10-Q 3/31/11 filed by Hitor

Martin,

The filer is required to send notification to the CFIT-EDGAR mailbox that they filed a correspondence. There is no email in that box. I will start the process rolling though. Can you please remind them that they need to send an email?

Thanks,

Heather Mackintosh
Acting Office Chief
Corporation Finance Office of Information Technology (CFIT)
Securities and Exchange Commission

From: James, Martin
Sent: Tuesday, January 03, 2012 9:40 AM
To: Mackintosh, Heather
Cc: Tillan, Kaitlin
Subject: FW: Corrresp and NT 10-Q 3/31/11 filed by Hitor

Hey Heather: This is the company we discussed before the holidays. It has filed the request asking your group to delete and backdate filings. We looked at the request before the company filed it. I just wanted to let you know the request was in. Please let us know if we can help.

From: Tillan, Kaitlin
Sent: Tuesday, January 03, 2012 7:24 AM
To: James, Martin
Subject: Corrresp and NT 10-Q 3/31/11 filed by Hitor

December 30, 2011

VIA EDGAR CORRESPONDENCE ONLY

Chief, Office of Information Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:
Hitor Group, Inc.
CIK #0001224006

To Whom it Concerns:

Please ignore the Company's previous request filed December 21, 2011. There were errors in that letter which have been corrected in this letter. The Company's recent filings have been under review by the Division of Corporation Finance. During the period from March 31, 2011 through May 19, 2011, the Company made several erroneous filings. The Company is requesting these changes to ensure there is no shareholder confusion regarding the filings.

Therefore, the Company is requesting that the following filings be deleted for the indicated reasons:

1. 10K filed March 31, 2011, film number 11725733. This document is actually an NT 10K (Form 12B-25) which was filed as a 10K. The Company had previously filed an NT 10K for the period.
2. 10K/A filed May 17, 2011, film number 11852610. This document is a duplicate of a 10K filed on May 19, 2011 for the same period.
3. 10K/A filed May 17, 2011, film number 11850230. This document is the Company's NT 10Q for the quarter ended 3/31/2011. The Company will file a new NT 10Q and request a date change to reflect the intended filing date of May 17, 2011.
4. 10Q/A filed May 19, 2011, film number 11855766. This document is a duplicate NT 10Q.
5. 10Q filed May 19, 2011, film number 11856367. This document is a duplicate NT 10Q filing.
6. 10K/A filed May 19, 2011, film number 11858409. This is a duplicate NT 10K filing.

The Company is concurrently filing an NT 10Q for the period ended March 31, 2011, and request that the filing date be changed from that date to May 17, 2011, to reflect the date the Company filed the incorrect form, intending to file the NT 10Q.

Please feel free to contact me at this office with any questions. Thank you in advance for your courtesies.

HITOR GROUP, INC.

Ken Martin
President, CEO and Director tillak@sec.gov